Prospectus

May 1, 2000

MOSAIC
Income Trust

Mosaic Government Fund
Mosaic Intermediate Income Fund

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MOSAIC FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

The Government and Intermediate Income Funds offered by Mosaic Income Trust (the "Trust") have the same investment objective: to receive income from bonds and to distribute that income to its investors as dividends.

Principal Investment Strategies of Each Fund

Each fund seeks to achieve its objectives through diversified investment in bonds and other debt securities.

The Government Fund invests only in investment grade U.S. Government securities and emphasizes the safety of principal and interest for its portfolio investments. The maturities of such investments may range from long-term (20 years or more) or short-term (less than 10 years).

The Intermediate Income Fund invests in a broad range of corporate debt securities, obligations of the U.S. Government and its agencies and money market instruments. It invests at least 65% of its total assets in bonds with the total portfolio having an average dollar weighted maturity of ten years or less. Also, at least 65% of the fund's net assets will be invested in investment grade bonds. Finally, up to 35% of the fund's total assets may be invested in securities rated as low as B, including those commonly referred to as "high yield" or "junk" bonds.

Principal Risks of Investing in Each Fund

All Funds

Interest Rate Risk

The share price of each of these funds reflects the value of the bonds held by them. When interest rates or general demand for fixed-income securities change, the value of these bonds change. If the value of these bonds falls, the share price of the fund will go down. If it falls below the price you paid for your shares, you could lose money when you redeem your shares.

What might cause bonds to lose value? One reason might be a rise in interest rates. When this happens, existing bonds that pay a lower rate become less attractive and their prices tend to go down.

The longer the maturity of any bond, the greater the effect will be on its price when interest rates change. The Government Fund may have long average maturities, while the average maturity of the Intermediate Income Fund may be shorter at 10 years or less.

Call Risk

If a bond issuer "calls" a bond (pays it off at a specified price before it matures), the affected fund would have to reinvest the proceeds at a lower interest rate. It may also experience loss if the bond is called at a price lower than what we paid.

Tax-Related Risk

You can receive a taxable distribution of capital gain. You may also owe taxes if you sell your shares at a price that is higher than the price you paid for them.

Fund Specific Risks

Government Fund

Some federal agency securities are not backed by the full faith and credit of the United States, so we must look to the agency issuing the bond for ultimate repayment. Also, the fund may own government agency obligations backed by mortgages. If the mortgage holders prepay them during a period of falling interest rates, the fund could be exposed to prepayment risk. In that case, it must reinvest the proceeds at a lower interest rate. The security itself may not increase in value with the corresponding drop in rates since the prepayment acts to shorten the maturity of the security.

Intermediate Income Fund

Since this fund may invest up to 35% of its total assets in bonds rated below investment grade, you should understand the risks of the bonds we may buy:

- *The Youth and Growth of the High Yield Bond Market.* The high yield bond market is relatively young and supply is limited.
- *Sensitivity to Interest Rates and Economic Changes.* Prices of high yield bonds may be less sensitive to interest rate than other bonds, but more sensitive to adverse economic changes or individual corporate developments.
- *Market Expectations.* High yield bond values are very sensitive to market expectations about the credit worthiness of the issuing companies.
- *Liquidity and Valuation.* There may be "thin" trading during times of market distress.
- *Taxation.* Interest income may be recognized as taxable even though payment of such interest is not received in cash.
- *Credit Ratings.* Changes in credit ratings by the major credit rating agencies may lag changes in the credit worthiness of the issuer.

Risk/Return Bar Chart and Performance Table

The following bar charts illustrate the risk of each fund by showing changes in each fund's performance from year to year over a 10-year period (or for the life of the fund, if less than 10 years). After the bar chart for each fund is a table that compares the fund's average annual total returns with those of a broad-based securities market index that is not subject to the fees and expenses typical of mutual funds. Remember, however, that past performance does not necessarily indicate how a fund will perform in the future.

Government Fund



%
16
14
12
10
8
6
4
2
0
-2
-4
7.19%
13.86%
5.39%
9.66%
-3.61%
14.37%
0.34%
7.70%
8.52%
-1.99%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

During the period shown in the bar chart, the highest return for a quarter was 5.48% (quarter ending September 30, 1998) and the lowest return for a quarter was -3.13% (quarter ending March 31, 1996).

Average Annual Total Returns
(for the periods ending December 31, 1999)

	Past One Year	Past 5 Years	Past 10 Years
Government Fund	-1.99%	5.62%	5.94%
Lehman Intermediate Government Bond Index*	0.49%	6.96%	7.10%

*The Lehman Intermediate Government Bond Index is a recognized, unmanaged index of thousands of government bonds.

Intermediate Income Fund

The Intermediate Income Fund adopted its current investment policies on July 1, 1999. Except for the six months ending December 31, 1999, the information following reflects the performance of the fund under its previous investment policies when it was known as the "High Yield Fund." Its performance under the market conditions that produced the results below might have been different if the fund were operating under its current investment policies at such times.


%
30
25
20
15
10
5
0
-5
-10
-7.55%
25.62%
12.09%
15.04%
-2.68%
14.45%
6.84%
9.92%
4.07%
-2.20%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

During the period shown in the bar chart, the highest return for a quarter was 11.52% (quarter ending March 31, 1991) and the lowest return for a quarter was -8.47% (quarter ending September 30, 1990).

Average Annual Total Returns
(for the periods ending December 31, 1999)

	Past One Year	Past 5 Years	Past 10 Years
High Yield/ Intermediate Income	-2.20%	6.47%	7.15%
Lehman Aggregate Bond Index**	0.82%	7.73%	7.70%

**The Lehman Aggregate Bond Index is a recognized, unmanaged index of thousands of corporate and government bonds.

To obtain the current 30-day yield for any fund, call our shareholder service department toll-free at 888-670-3600.

Fees and Expenses of the Funds

This table describes the fees and expenses that you may pay if you buy and hold shares of any fund offered by Mosaic Income Trust.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from fund assets)

	Government Fund	Intermediate Income Fund
Management Fees	0.63%	0.63%
Distribution (12b-1) Fees	None	None
Other expenses	0.52%	0.45%
Total Annual Fund Operating Expenses	1.15%	1.08%

Example:
This Example is intended to help you compare the cost of investing in a fund offered by Mosaic Income Trust with the cost of investing in other mutual funds. For simplicity, fee and expense percentages above are rounded to two decimal places.

The Example assumes that you invest $10,000 in each fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Government Fund	Intermediate Income Fund
1 Year	$117	$110
3 Years	$365	$343
5 Years	$633	$595
10 Years	$1,398	$1,317

Additional fees and transaction charges described in Mosaic's "Guide to Doing Business," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks and bounced investment checks). In addition, if you purchase or redeem shares in the Trust through a securities broker you may be charged a transaction fee by the broker for handling of the transaction. The Trust does not receive these fees. You can engage in any transaction directly with the Trust to avoid such charges.

Investment Objectives

Each mutual fund portfolio offered by the Trust has the same investment objective: To receive income from bonds and other debt securities and to distribute that income to its investors as monthly dividends.

There can be no assurance that the objective of any fund will be achieved.

Although the investment objective of any fund may be changed without shareholder approval, shareholders will be notified in writing prior to any material change.

Implementation of Investment Objectives

All Funds

General Selection Criteria

We select bonds for each fund that we believe provide the best combination of yield (the interest rate the bond pays in relation to its price), credit risk and diversification for the respective fund. To a lesser extent, we also consider whether a particular bond may increase in value from its price at the time of purchase.

Temporary Defensive Position

We reserve the right to invest a portion of any fund's total assets in short-term debt securities (those with maturities of one year or less) and to maintain a portion of fund assets in uninvested cash. However, we do not intend to hold more than 35 percent of any fund's total assets in such investments unless we determine that market conditions warrant a temporary defensive investment position. Under such circumstances, up to 100 percent of any fund may be so invested. To the extent that a fund is so invested, it is not invested in accordance with policies designed to achieve its stated investment objective.

Short-term investments may include investment grade certificates of deposit, commercial paper and repurchase agreements. We might hold substantial cash reserves in seeking to reduce a fund's exposure to bond price depreciation during a period of rising interest rates and to maintain desired liquidity while awaiting more attractive investment conditions in the bond market.

Government Fund

Selection

We limit investments in the Government Fund to investment grade U.S. Government securities. These include a variety of securities issued or guaranteed by the U.S. Treasury and various agencies of the federal government. They also include various instrumentalities that were established or sponsored by the U.S. Government and certain interests in these types of securities.

Treasury securities include notes, bills and bonds. Obligations of the Government National Mortgage Association (Ginnie Mae), the Federal Home Loan Banks, the Federal Farm Credit System, Freddie Mac, Fannie Mae, the Small Business Association and the Student Loan Marketing Association are also considered to be U.S. Government securities.

Except for Treasury securities, these obligations may or may not be backed by the "full faith and credit" of the United States. Government agency obligations are generally guaranteed as to principal and interest by agencies and instrumentalities of the U.S. government.

Maturity

We buy bonds for the Government Fund with maturities that, in our judgment, will provide the best yields available from debt securities over the life of the investment. This means that the average effective maturity of the Government Fund may be 20 years or more, depending on market conditions. We may adjust this maturity, however, and may sell securities prior to maturity. We do not intend, however, to engage in extensive short-term trading.

Intermediate Income Fund

Selection

The Intermediate Income Fund seeks to achieve its objectives by investing in corporate debt securities, obligations of the U.S. Government and its agencies and instrumentalities and money market instruments.

The percentage of the Intermediate Income Fund's assets that we may invest at any particular time in a particular type of security and the average weighted maturity of the total portfolio (never more than 10 years) will depend on our judgment regarding the risks in the general market. We monitor many factors affecting the market outlook, including economic, monetary and interest rate trends, market momentum, institutional psychology and historical similarities to current conditions.

Corporate Debt Securities. We will primarily buy corporate debt securities accorded one of the four highest quality ratings by Standard & Poor's or Moody's or, if unrated, judged by the Advisor to be a comparable quality. These are generally referred to as "investment grade" securities and are rated AAA, AA, A and BBB by Standard & Poor's or Aaa, Aa, A or Baa by Moody's.

Although all of the corporate debt securities we hold in the fund may be investment grade at any time, we may also invest up to 35% of the Intermediate Income Fund's total assets in lower grade corporate debt securities, commonly known as "high yield" or "junk" bonds. The lowest-grade securities we will purchase for this fund are those rated "B". We will only invest in lower-grade securities when we believe that the creditworthiness of the issuer is stable or improving, and when the potential return of investing in such securities justifies the higher level of risk.

Although the fund may invest in securities with ratings as low as "B", we follow certain policies intended to lessen some of the risks associated with investment in such securities. Included among such policies are the following:

(1) bonds acquired at the time of their initial public offering must be rated at least "B" by either Standard & Poor's Corporation or Moody's Investors Services, Inc.;
(2) bonds rated "BB" or "Ba" or lower must have more than one market maker at the time of acquisition;
(3) we do not purchase unrated bonds issued by an unrated company, privately placed bonds or bonds of issuers in bankruptcy;
(4) we do not purchase zero coupon bonds or bonds having interest paid in the form of additional securities (commonly called "payment-in-kind" or "PIK" bonds) if immediately after the investment more than 15 percent of the value of the fund would be invested in such bonds; and
(5) we will sell, as soon as practical, any security owned by the fund that is downgraded below B.

We apply our investment selection criteria at the time an investment is made. Except as described in item (5) above, we might not sell a bond because of an adverse change in the quality rating or other characteristics because the impact of such change is often already reflected in market price before the bond can be sold.

U.S. Government Securities. We may also buy the same type of Government Securities for the Intermediate Income Fund as we purchase for the Government Fund described above.

Money Market Securities. Finally, we may invest in money market securities. Money market securities are subject to the limitation that they mature within one year of the date of their purchase. These include:

a) commercial paper (including variable rate master demand notes) rated at least A-2 by Standard and Poor's Corporation or Prime-2 by Moody's, or if not so rated, issued by a corporation which has outstanding debt obligations rated at least in the top two ratings by Standard and Poor's and Moody's;
b) debt obligations (other than commercial paper) of corporate issuers which obligations are rated at least AA by Standard or Poor's or Aa by Moody's; and
c) short-term obligations of or guaranteed by the U.S. government, its agencies or instrumentalities.

Maturity

We will normally invest the Intermediate Income Fund so that at the fund has an average dollar weighted maturity of 10 years or less. If we believe that market risks are high and bond prices in general are vulnerable to decline, we may reduce the average maturity of the fund's bonds and increase its cash reserves and money market holdings. We do not, however, intend to engage in extensive short-term trading.

Portfolio Trading Activity - Taxable Capital Gains Potential

We may alter the composition of any fund with regard to quality and maturity and we may sell securities prior to maturity. Under normal circumstances, however, turnover for each fund is generally not expected to exceed 100%.

Sales of fund securities may result in capital gains. This can occur any time we sell a bond at a price that was higher than the price we paid for it, even if we do not engage in active or frequent trading.

Under normal circumstances, no fund will engage in active or frequent trading of its bonds. However, it is possible that we will determine that market conditions require a

significant change to the composition of a fund's portfolio. (For example, if interest rates rise or fall significantly, we may attempt to sell bonds before they lose much value.) Also, if a fund experiences large swings in shareholder purchases and redemptions, we may be required to sell bonds more frequently in order to generate the cash needed to pay redeeming shareholders. Under these circumstances, the fund could make a taxable capital gain distribution.

Principal Risks

Interest Rate Risk

The value of shares purchased in each fund will fluctuate due to changes in the value of securities held by such fund. At the time an investor sells his or her shares, they may be worth more or less than their original cost.

Bonds tend to increase in value when prevailing interest rates fall, and to decrease in value when prevailing interest rates rise. The longer the maturities of the bonds held in the fund, the greater the magnitude of these changes. Investments with the highest yields may have longer maturities or lower quality ratings than other investments, increasing the possibility of fluctuations in value per share.

Tax-Related Risk

In addition to monthly dividends from interest, shareholders in each fund can recognize taxable income in two ways:

(1) If you sell your shares at a price that is higher than when you bought them, you will have a taxable capital gain. On the other hand, if you sell your shares at a price that is lower than the price when you bought them, you will have a capital loss.

(2) In the event a fund sells more securities at prices higher than when they were bought by the fund, the fund may pass through the profit it makes from these transactions by making a taxable capital gain distribution. (The discussion regarding Portfolio Trading Activity - Taxable Capital Gains Potential in the previous section above explains what circumstances can produce taxable capital gains.)

Call Risk

We may buy "callable bonds." This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond we own, we would have to reinvest the proceeds at a lower interest rate. Also, if the price we paid for the bond was higher than the call price, the effect is the same as if the affected fund sold the bond at a loss.

Portfolio Specific Risks

Government Fund

Some federal agencies have authority to borrow from the U.S. Treasury while others do not. In the case of securities not backed by the full faith and credit of the United States, we must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment. We may not be able to assess a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

The Government Fund may own securities that are backed by mortgages such as, for example, Ginnie Mae or Fannie Mae securities. Normally, the payments the fund will receive on such securities represent interest and a portion of the principal on each mortgage. However, mortgage holders may refinance their properties when interest rates fall. This has the effect of prepaying large amounts of the principal on these types of securities. If this happens, we must reinvest the proceeds at a lower interest rate than we were able to obtain when we purchased the security. Another aspect of this "prepayment risk" is

that prepayments have the effect of shortening maturity. As a result, when bonds with longer maturities are becoming more valuable as interest rates fall, these types of securities may not enjoy the full benefit of this interest rate movement.

Intermediate Income Fund

The Intermediate Income Fund may invest in securities rated as low as B. (Anything rated below BBB is considered below "investment grade.") These bonds are generally deemed to lack desirable investment characteristics. There may be only small assurance of payment of interest and principal or adherence to the original terms of issue over any long period.

Although the Intermediate Income Fund can only invest up to 35% of its total assets in securities rated below investment grade, you should consider certain risks associated with below investment grade securities. These risks include the following:

Youth and Growth of the High Yield Bond Market. The high yield bond market is relatively young and its major growth occurred during a long period of economic expansion. Past economic downturns resulted in large price swings in the value of high yield bonds. This also adversely affected the value of outstanding bonds and the ability of the issuers to repay principal and interest.

Sensitivity to Interest Rates and Economic Changes. Changes in the economy and interest rates may affect high yield securities differently from other securities. Prices of high yield bonds may be less sensitive to interest rate fluctuations than investment grade securities, but more sensitive to adverse economic changes or individual corporate developments. An economic downturn or a period of rising interest rates could adversely affect the ability of highly leveraged issuers to make required principal and interest payments, meet financial projections or obtain additional financing. Periods of economic decline or uncertainty may increase the price volatility of high yield bonds and, therefore, magnify changes in the fund's net asset value. Zero coupon bonds and payment-in-kind securities may be affected to a greater extent by such developments and thereby tend to be more volatile than securities that pay interest periodically in cash.

Market Expectations. High yield bond values are very sensitive to market expectations about the credit worthiness of the issuing companies. If events produce a sudden concern in the marketplace about the ability of high yield bond issuers to service their debts, investors might try to liquidate significant amounts of high yield bonds within a short period of time. If shareholders in the fund made significant redemptions at the same time, we might be forced to sell some of the fund's holdings under adverse market conditions. We would have to do this without regard to their investment merits. If this happened, the fund could realize capital losses and decrease the asset base upon which expenses can be spread.

Rising interest rates can adversely affect the value of high yield bonds, both by lowering the perceived credit worthiness of the issuers and by lowering bond prices generally. However, when interest rates are falling or the credit worthiness of the issuer improves, early redemption or call features of the bonds may limit their potential for increased value.

Liquidity and Valuation. Adverse publicity about or public perceptions of high yield securities and their market, whether or not based on fundamental analysis, may cause these bonds to lose value and liquidity. Since the high yield market is an over-the-counter market, there may be "thin" trading during times of market distress. This means there is a limited number of buyers and sellers in the market.

Taxation. Interest income is recognized on zero coupon and payment-in-kind securities. This income is passed through to shareholders for income tax purposes, even though payment of such interest is not received in cash.

Credit Ratings. We consider quality ratings of debt securities when investments are selected. However, changes in credit ratings by the major credit rating agencies may lag changes in the credit worthiness of the issuer. We monitor the issuers of high yield bonds to anticipate whether the issuer will have sufficient cash flow to meet required principal and interest payments and to assess the bonds' liquidity, but we may not always be able to foresee adverse developments. Furthermore, credit ratings attempt to evaluate the safety of principal and interest payments and may not accurately reflect the market value risks of high yield bonds.

Management

The Advisor

We are Madison Mosaic, LLC, 1655 Ft. Myer Drive, Suite 1000, Arlington, Virginia 22209, a wholly-owned subsidiary of Madison Investment Advisors, Inc., 6411 Mineral Point Road, Madison, Wisconsin ("Madison"). We manage approximately $200 million in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm for over 25 years, provides professional portfolio management services to a number of clients and has approximately $4 billion under management. We share investment management personnel with Madison.

We are responsible for the day-to-day administration of the Trust's activities. Investment decisions regarding each of the Trust's funds can be influenced in various manners by a number of individuals. Generally, all decisions regarding a fund's average maturity, duration and investment considerations concerning interest rate and market risk are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

The decisions reached by the investment policy committee are carried out on a day-to-day basis by a team of portfolio management officers of Madison. This "fixed-income portfolio management team" selects individual bonds and performs other management functions for all of the Trust's funds. The team performs the same type of activities for Madison's individual clients.

Compensation

Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Trust. For the Trust's last fiscal year, the fee was calculated as 5/8% of the average daily net assets of each fund.

Administrative and Services Fee. Under a separate Services Agreement with the Trust, we provide or arrange for each fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of each fund for these services. As of the date of this prospectus, this fee has been set at the following rates: Government Fund — 0.52% and Intermediate Income Fund — 0.45%.

Pricing of Fund Shares

The price of each fund share is based on its net asset value (or "NAV"). This equals the total daily value of the respective fund's assets, minus its expenses and liabilities, divided by the total number of outstanding shares. Each fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

We use the market value of the securities in each fund in order to determine NAV. We obtain the market value from one or more established pricing services.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

Each fund's net income is declared as dividends each business day. Dividends are paid in the form of additional shares credited to your account at the end of each calendar month, unless you elect in writing to receive a monthly dividend check or payments by electronic funds transfer. Any net realized capital gains would be distributed at least annually.

Taxes

Federal Tax Considerations

Each fund offered by the Trust will distribute to shareholders 100% of its net income and net capital gains, if any.

Dividends and any capital gain distributions will be taxable to you. In January each year, the Trust will send you an annual notice of dividends and other distributions paid during the prior year. Capital gains distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price fluctuates for each fund, every time you redeem shares in such funds, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Trust to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of dividends, any capital gain distributions and redemptions. Any fine assessed against the Trust that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State Tax Considerations

In most states, the dividends and any capital gains you receive will be subject to any state income tax.

Financial Highlights

The following financial highlights table is intended to help you understand each fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in each fund (assuming reinvestment of all dividends and distributions). This information for periods after September 30, 1996 has been audited by Deloitte & Touche LLP, whose report, along with the Trust's financial statements, are included in the annual report, which is available upon request. Other independent auditors audited information for periods before October 1, 1996.

Year ended Dec. 31	Net asset value beginning of year	Net investment income	Net realized & unrealized gain (loss) on investments	Total from investment operations	Distributions from net investment income	Total distributions	Net asset value end of year	Total return	Net assets end of year (thousands)	Ratio of expenses to average net assets	Ratio of net investment income to average net assets	Portfolio turnover
Government Fund												
1999	$10.22	$0.48	$(0.68)	$(0.20)	$(0.48)	$(0.48)	$ 9.54	-1.99%	$5,206	1.14%	4.86%	12%
1998	9.89	0.49	0.33	0.82	(0.49)	(0.49)	10.22	8.52	$5,763	1.15%	4.93%	46%
1997[1]	9.43	0.38	0.46	0.84	(0.38)	(0.38)	9.89	9.07	5,499	1.16[3]	5.26[3]	37
1997[2]	9.71	0.49	(0.28)	0.21	(0.49)	(0.49)	9.43	2.29	5,792	1.43	5.09	17
1996[2]	9.55	0.47	0.16	0.63	(0.47)	(0.47)	9.71	6.56	6,856	1.59	4.77	190
1995[2]	9.70	0.39	(0.15)	0.24	(0.39)	(0.39)	9.55	2.67	7,653	1.52	4.12	318

Intermediate Income Fund

The Intermediate Income Fund adopted its current investment policies and objectives on July 1, 1998. Before then, the Intermediate Income Fund was known as the High Yield Fund and could invest its entire portfolio in low-grade junk bonds. Its financial highlights follow:

1999	$6.92	$0.46	$(0.61)	$(0.15)	$(0.46)	$(0.46)	$6.31	-2.20%	$5,195	1.11%	6.97%	63%
High Yield Fund												
1998	7.21	0.58	(0.29)	0.29	(0.58)	(0.58)	6.92	4.07	6,154	1.16	8.11	43
1997[1]	7.01	0.43	0.20	0.63	(0.43)	(0.43)	7.21	9.12	6,516	1.20[3]	7.90[3]	38
1997[2]	7.16	0.57	(0.15)	0.42	(0.57)	(0.57)	7.01	6.06	6,254	1.44	8.07	95
1996[2]	6.94	0.61	0.22	0.83	(0.61)	(0.61)	7.16	12.32	6,790	1.60	8.47	237
1995[2]	7.29	0.60	(0.35)	0.25	(0.60)	(0.60)	6.94	3.75	6,726	1.52	8.56	243

[1] For the nine-month period ended December 31, 1997.
[2] For the year ended March 31.
[3] Annualized.

Note: Effective July 31, 1996, investment advisory services transferred to Madison Mosaic, LLC from Bankers Finance Investment Management Corp.

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Income Trust

Mosaic Income Trust has a Statement of Additional Information (SAI) that includes additional information about each Mosaic Income Trust Fund. Additional information about each Fund's investments is available in the Trust's annual and semi-annual reports to shareholders. The the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Trust's funds during their last fiscal year. The SAI and the Trust's annual and semi-annual reports are available without charge by calling 800-368-3195.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "*Guide to Doing Business*." Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about any Mosaic Income Trust Fund or if you would like a copy of any written fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com

Finally, you can review and copy information about the Mosaic Income Trust (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section, Washington, DC 20549-6009.

Transfer Agent

Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
888 670 3600

Telephone Numbers

Shareholder Service

Toll-free nationwide: **888 670 3600**

Mosaic Tiles (24 hour automated information)

Toll-free nationwide: **800 336 3063**

MOSAIC FUNDS

www.mosaicfunds.com

SEC File Number 811-3616